Dodge & Cox  /  Investment Managers  /  San Francisco
Moderate U.S. Economic Growth Likely To Continue
• Consumer spending continues to be supported by a healthy labor market (unemployment rate of 4.5% with the highest rate of labor force participation since 2003), rising compensation levels, and solid growth in personal income (+5.3% year-over-year).
• The outlook for business spending is positive as corporations are carrying high cash positions and corporate profitability is strong.
• While the residential property market and subprime mortgage markets have weakened, the magnitude of their effect on intermediate-term economic growth is uncertain; we continue to expect moderate (2-3%) growth in GDP.
Financial Conditions are not Restrictive
• A Federal Funds rate of 5.25% implies a “real rate” (Fed Funds rate less core CPI) of under 3%.
• Credit availability is high and borrowing rates (including mortgage financing) are very attractive by historical standards.
Core Inflation Has Risen; Price Pressures Remain
• Core CPI increased to 2.7% year-over-year (through February), up substantially from the 1.1% rate in December 2003.
• There is potential inflationary pressure from: volatile energy prices, a pick-up in wage and benefit costs given the tight labor market, a weakened U.S. dollar, and relatively high capacity utilization rates.
Real Yields Remain Unattractive
• Real yields (e.g., the difference between nominal 10-year U.S. Treasury yields and core inflation) are low on an historical basis (1.9% as of
2/28/07, compared to a 20-year average of 3.2%) and unattractive given the prospects for the economy and inflation.
April 2007
Concerns about Fixed Income Valuations
This material is for informational purposes only and is not an analysis of every material fact with respect to any security. Opinions expressed above are subject to change without notice.
Statements of fact may be inaccurate or incomplete. Information regarding a security is historical and is not intended to represent current conditions or predict future results. The above information is not an offer or recommendation to buy or sell any security and may not be relied upon as an indication of Dodge & Cox’s current or future trading activity. It should not be assumed that any securities discussed have been or will be profitable. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.